Exhibit 99.1

Press Release

First quarter 2018 results

	1Q18	1Q17	Change vs 1Q17
Adjusted net income[1]
- in billions of dollars (B$)	2.9	2.6	+13%
- in dollars per share	1.09	1.01	+8%

Operating cash flow before working capital changes[8] (B$)	5.4	4.7	+15%
DACF[9] (B$)	5.7	4.9	+16%

Net income (Group share) of 2.6 B$ in 1Q18, a 7% decrease compared to 1Q17
Net-debt-to-capital ratio of 15.1% at March 31, 2018
Hydrocarbon production of 2,703 kboe/d in 1Q18, an increase of more than 5% compared to 1Q17
Ex-dividend date for first interim 2018 dividend of 0.64 €/share on 25 September 2018

Paris, April 26, 2018 - Total’s Board of Directors met on April 25, 2018, to review the Group’s first quarter accounts. Commenting on the results, Chairman and CEO Patrick Pouyanné said:

« Oil prices continued to rebound in the first quarter 2018. Brent rose to an average of $67 per barrel, supported by strong demand, OPEC-non-OPEC compliance and geopolitical tensions. Conversely, as a result of this increase, refining margins were weaker (-34%). In this context, the Group’s adjusted net income and DACF continued to increase, achieving growth of 13% and 16%, respectively, compared to a year ago, in line with announced sensitivities. Cash flow after organic investments increased to $2.8 billion, up by more than 50% from a year ago, thanks to good operational performance and continued spending discipline. Return on equity was 10%.

In line with the shareholder return policy announced in February, the Group is raising the first 2018 interim dividend by 3.2%. Scrip shares issued in January for the second 2017 interim dividend were bought back to prevent any dilution. In addition, the group bought back a further $300 million of shares to return to shareholders part of the benefit realized from higher oil prices.

First quarter production reached a record level of more than 2.7 Mboe/d, an increase of more than 5% from a year ago, despite the expiration of the Mahakam permit in Indonesia. Notable drivers included the ramp-ups of new projects, like Yamal LNG in Russia and Moho Nord in Congo, as well as the contribution of new assets, in particular Maersk Oil and Al Shaheen in Qatar. There were two start-ups in the first quarter, Fort Hills in Canada and Timimoun in Algeria.

The Group continues to prepare for the future. Major successes were achieved by successfully obtaining two new 40-year concessions in offshore Abu Dhabi, acquiring a 16% interest in the Waha onshore concession in Libya and growing its position in the deep-offshore Gulf of Mexico, following the giant discovery of Ballymore in January.

In the Downstream, the Group is pursuing its growth in petrochemicals with the finalization of a joint venture with NOVA and Borealis in the United States and by signing an agreement in principle to build a giant petrochemical complex integrated into the SATORP refinery in Saudi Arabia.

The announced acquisition of Direct Energie allows Total to accelerate its development in gas and power generation and distribution in France and Belgium. This transaction is part of the Group’s strategy to expand along the entire gas-power value chain and to develop low-carbon energies. »

Key	figures[1]

In millions of dollars, except effective tax rate, earnings per share and number of shares	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Adjusted net operating income from business segments	3,385	3,359	2,767	+22%
Exploration & Production	2,183	1,805	1,382	+58%
Gas, Renewables & Power	115	232	61	+89%
Refining & Chemicals	720	886	1,023	-30%
Marketing & Services	367	436	301	+22%
Contribution of equity affiliates to adjusted net income	637	731	591	+8%
Group effective tax rate[2]	39.9%	31.8%	31.3%	—
Adjusted net income	2,884	2,872	2,558	+13%
Adjusted fully-diluted earnings per share (dollars)[3]	1.09	1.10	1.01	+8%
Adjusted fully-diluted earnings per share (euros)*	0.89	0.94	0.95	-7%
Fully-diluted weighted-average shares (millions)	2,568	2,536	2,457	+4%
Net income (Group share)	2,636	1,021	2,849	-7%
Investments[4]	6,724	5,103	3,678	+83%
Divestments[5]	2,585	1,467	2,898	-11%
Net investments[6]	4,139	3,638	780	x5.3
Organic investments[7]	2,620	4,442	2,944	-11%
Resource acquisitions	3,474	107	12	n.s.
Operating cash flow before working capital changes[8]	5,370	5,955	4,687	+15%
Operating cash flow before working capital changes w/o financial charges (DACF)[9]	5,668	6,233	4,902	+16%
Cash flow from operations	2,081	8,615	4,701	-56%

*	Average €-$ exchange rate: 1.2292 in the first quarter 2018.

Highlights since the beginning of 201810

•	Started production at the Timimoun gas field in Algeria and the Fort Hills project in Canada

•	Obtained interests in two new 40-year concessions for offshore fields Umm Shaif and Nasr (20%) and Lower Zakum (5%) in Abu Dhabi

•	Acquired a 16.33% interest in the onshore Waha concession in Libya

•	Total became the second-largest North Sea operator with the closing of the Maersk Oil acquisition

[1]	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 10.
[2]	Tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
[3]	In accordance with IFRS norms, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the perpetual subordinated bond
[4]	Including acquisitions and increases in non-current loans.
[5]	Including divestments and reimbursements of non-current loans.
[6]	Net investments = investments - divestments - repayment of non-current loans - other operations with non-controlling interests.
[7]	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
[8]	Operating cash flow before working capital changes, previously referred to as adjusted cash flow from operations, is defined as cash flow from operating activities before changes in working capital at replacement cost. The inventory valuation effect is explained on page 13.
[9]	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges
[10]	Certain transactions referred to in the highlights are subject to approval by authorities or to other conditions as per the agreements.

•	Finalized the acquisition of interests in the deep-offshore fields of Lapa and Iara in Brazil as part of the strategic alliance with Petrobras

•	Finalized the sale of the Martin Linge field in Norway

•	Strengthened the Group’s presence in the deep-offshore Gulf of Mexico with the major Ballymore discovery as well as acquiring from Cobalt increased interests in the Anchor discovery and North Platte to reach 32.5% and 60% respectively and exploration assets

•	Acquired exploration permits in prolific basins in Guyana and Mediterranean Sea offshore Lebanon

•	Created a petrochemical joint venture in the United States with Borealis and NOVA Chemicals

•	Signed an MOU with Saudi Aramco for the construction of a giant petrochemical complex at the Satorp refinery in Jubail, Saudi Arabia

•	Signed an agreement to acquire Direct Energie

Analysis of business segments

Exploration & Production

>	Environment – liquids and gas price realizations*

	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Brent ($/b)	66.8	61.3	53.7	+24%
Average liquids price ($/b)	60.3	57.6	49.2	+23%
Average gas price ($/Mbtu)	4.73	4.23	4.10	+15%
Average hydrocarbon price ($/boe)	47.3	43.3	37.9	+25%

*	Consolidated subsidiaries, excluding fixed margins.

The average liquids differential deteriorated by 2 $/b due mainly to very weak prices achieved for bitumen production in Canada where production increased significantly with the startup of Fort Hills.

>	Production

Hydrocarbon production	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Combined production (kboe/d)	2,703	2,613	2,569	+5%
Liquids (kb/d)	1,481	1,389	1,303	+14%
Gas (Mcf/d)	6,664	6,832	6,894	-3%

Hydrocarbon production was 2,703 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2018, an increase of more than 5% compared to 2017, due to the following:

•	+7% due to new start-ups and ramp-ups, notably Moho Nord, Yamal LNG, Edradour-Glenlivet, Kashagan, Fort Hills and Libra;

•	0% portfolio effect. The integration of Al-Shaheen in Qatar, the assets of Maersk Oil, Waha in Libya and Lapa and Iara fields in Brazil were offset by the expiration of the Mahakam permit in Indonesia at the end of 2017;

•	+1% related to improved security conditions in Libya and Nigeria;

•	-3% due to the PSC price effect, natural field decline and production quotas.

>	Results

In millions of dollars, except effective tax rate	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Adjusted net operating income*	2,183	1,805	1,382	+58%
including income from equity affiliates	446	419	315	+42%
Effective tax rate**	48.1%	42.8%	41.9%
Investments	5,871	3,490	2,636	+123%
Divestments	2,251	1,334	113	x20
Organic investments	2,057	3,120	2,506	-18%
Operating cash flow before working capital changes ***	4,265	4,263	3,336	+28%
Cash flow from operations ***	3,569	4,174	2,801	+27%

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	excluding financial charges

Exploration & Production adjusted net operating income was 2,183 M$ in the first quarter 2018, an increase of close to 60% compared to 2017. Production growth and cost reduction efforts helped capture the benefit of higher oil and gas prices, despite an increase in tax rate to 48% in line with increasing hydrocarbon prices.

Operating cash flow before working capital changes increased by 28% for the same reasons.

Exploration & Production generated 2.2 B$ of cash flow after organic investments in the first quarter 2018.

Gas, Renewables & Power

>	Results

In millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Adjusted net operating income*	115	232	61	+89%
Investments	249	306	315	-21%
Divestments	78	46	4	x19.5
Organic investments	77	85	102	-25%
Operating cash flow before working capital changes **	49	25	35	+40%
Cash flow from operations **	(179)	667	140	n.s.

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

Adjusted net operating income for the Gas, Renewables & Power segment was 115 M$ in the first quarter 2018, notably due to improved performance of solar activities.

Refining & Chemicals

>	Refinery throughput and utilization rates*

	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Total refinery throughput (kb/d)	1,832	1,842	1,917	-4%

France	624	648	625	—
Rest of Europe	746	784	799	-7%
Rest of world	462	410	493	-6%
Utlization rate based on crude only**	87%	91%	91%

*	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year.

Refinery throughput decreased by 4% in the first quarter 2018 compared to the first quarter 2017, notably as a result of the first major shutdown on one of two distillation trains at SATORP in Saudi Arabia, during which the capacity was increased by more than 10%, as well as operational difficulties on the Antwerp platform related to the start-up of Optara and the beginning of major turnaround activities on the largest distillation train.

>	Results

In millions of dollars except the ERMI	1Q18	4Q17	1Q17	1Q18 vs 1Q17
European refining margin indicator - ERMI ($/t)	25.6	35.5	38.9	-34%
Adjusted net operating income*	720	886	1,023	-30%
Investments	332	710	266	+25%
Divestments	25	36	2,740	-99%
Organic investments	308	684	222	+39%
Operating cash flow before working capital changes **	920	1,142	1,031	-11%
Cash flow from operations **	(1,109)	3,030	1,762	n.s.

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

The Group’s European refining margin indicator (ERMI) decreased by 34% to 25.6 $/t on average in the first quarter 2018, mainly due to an increase in oil prices and reduced seasonal demand.

In this context, Refining & Chemicals adjusted net operating income was 720 M$ in the first quarter 2018, a decrease of 30% compared to the first quarter 2017.

Marketing & Services

>	Petroleum product sales

Sales in kb/d*	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Total Marketing & Services sales	1,801	1,821	1,728	+4%

Europe	993	1,046	1,039	-4%
Rest of world	808	775	689	+17%

*	Excludes trading and bulk refining sales, includes share of TotalErg.

Petroleum product sales increased by 4% compared to a year ago, notably due to strong growth in Asia and Africa, thanks in part to the integration of GAPCO’s logistics and distribution activities in East Africa. European volumes decreased mainly due to the sale of TotalErg in Italy.

>	Results

In millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Adjusted net operating income*	367	436	301	+22%
Investments	228	570	439	-48%
Divestments	228	45	36	x6.3
Organic investments	136	533	95	+43%
Operating cash flow before working capital changes **	430	644	429	—
Cash flow from operations **	(60)	1,015	331	n.s.

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	excluding financial charges

Adjusted net operating income was 367 M$ in the first quarter 2018, an increase of 22% compared to the first quarter 2017. Volume growth allowed the Group to take full advantage of consistently good margins.

Group results

>	Adjusted net operating income from business segments

Adjusted net operating income from the business segments was 3,385 M$ in the first quarter 2018, an increase of 22% compared to last year, due to the strong performance from Exploration & Production, taking advantage of higher prices and production growth, from Gas Renewables & Power, and Marketing & Services, which continues to develop in growing markets, and with a decrease in contribution from Refining & Chemicals, in a context of lower refining margins.

>	Adjusted net income (Group share)

Adjusted net income was 2,884 M$ in the first quarter 2018, an increase of 13% compared to a year ago. The increase was due to the performance of the segments which increased by a 22%. The net cost of the net debt increased compared to last year, mainly due to the increase in dollar interest rates.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value11.

Total adjustments affecting net income12 were -248 M$ in the first quarter 2018.

[11]	Details shown on page 10.
[12]	Details shown on page 10 and in the annex to the financial statements.

The effective tax rate for the Group was 39.9% in the first quarter 2018, compared to 31.3% a year ago, due to the increase in the effective tax rate for Exploration & Production, in line with higher hydrocarbon prices, and the larger contribution of this segment to the Group’s results this quarter.

>	Adjusted fully-diluted earnings per share

Adjusted earnings per share in the first quarter 2018 increased by 8% to $1.09, calculated on the basis of a weighted average of 2,568 million fully-diluted shares, from $1.01 in the first quarter 2017.

The number of fully-diluted shares was 2,632 million on March 31, 2018.

Following the February 2018 announcements about shareholder return, the Group proceeded to buy back 9.8 million shares in the first quarter for cancellation. The buyback is comprised of repurchasing all shares issued in the quarter as scrip dividend to eliminate dilution as well as an additional repurchase of shares for 294 M$ to return to shareholders some benefit resulting from higher oil prices.

>	Divestments – acquisitions

Asset sales completed in the first quarter 2018 were 2,169 M$, comprised mainly of the sale of the higher-cost Martin Linge field in Norway, an interest in Fort Hills in Canada and the marketing activities of TotalErg in Italy.

Acquisitions completed in the first quarter 2018 were 3,688 M$, comprised mainly of the acquisition of interests in the deep-offshore fields of Iara and Lapa in Brazil, interests in two new 40-year concessions in offshore Abu Dhabi, and the acquisition of 16.3% in the Waha field in Libya, net of the cash attained from the consolidation of Maersk Oil.

>	Net cash flow

The Group’s net cash flow13 was 1,231 M$ in the first quarter 2018. The 15% increase in operating cash flow before working capital changes funded net investments, which increased by almost 3.4 B$ essentially linked to significant acquisitions closed in the first quarter 2018 (3.7 B$).

>	Return on equity

Return on equity for the twelve months ended March 31, 2018, was 10%, an increase compared to the same period a year ago.

In millions of dollars	April 1, 2017 March 31, 2018	January 1, 2017 to December 31, 2017	April 1, 2016 March 31, 2017
Adjusted net income	11,150	10,762	9,363
Average adjusted shareholders’ equity	111,522	106,078	99,784
Return on equity (ROE)	10.0%	10.1%	9.4%

Return on average capital employed was 9.1% for the twelve months ended March 31, 2018, an increase compared to the same period a year ago, despite the dilutive effect of including all the capital employed related to Maersk Oil but results for only the month of March.

In millions of dollars	April 1, 2017 March 31, 2018	January 1, 2017 to December 31, 2017	April 1, 2016 March 31, 2017
Adjusted net operating income	12,428	11,958	10,245
Average capital employed	136,384	127,574	128,282
ROACE	9.1%	9.4%	8.0%

[13]	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interests).

2018 Sensitivities*

	Scenario	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow
Dollar	1.2 $/€	+/-0.1 $ per €	-/+ 0.1 B$	~0 B$
Brent	50 $/b	+/-10 $/b**	+/- 2.3 B$	+/- 2.8 B$
European refining margin indicator (ERMI)	35 $/t	+/-10 $/t	+/- 0.5 B$	+/- 0.6 B$

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about the Group’s portfolio in 2018. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.
**	Assumes constant liquids price differentials.

Summary and outlook

Since the start of the second quarter 2018, Brent has traded at around 70 $/b in a context of sustained demand growth and inventory reduction. The environment remains nevertheless volatile with persistent uncertainty around the evolution of global supply.

The Group rigorously maintains its discipline on costs. The Opex target of 5.5 $/boe is maintained for 2018. The cost reduction program is ongoing with an objective of more than $4 billion in 2018. The Group’s organic breakeven point continues to decrease, with a target of 25 $/b this year.

The Group continues to invest in profitable projects and take advantage of a favorable cost environment. An investment level of $15-17 billion (organic and acquisitions net of asset sales) is confirmed for 2018.

Production growth should surpass the 2018 target of 6%, thanks to the start-ups and ramp-ups of new projects, as well as the integration of recently acquired assets, supporting the 2016-22 target of 5% per year on average.

The start-up of cash-accretive projects plus the full contribution of new assets, mainly Maersk Oil, should continue to feed the growth in cash flow for the rest of the year 2018.

Since the start of the second quarter, refining margins are higher at around 30 $/t. Scheduled maintenance has affected refineries utilization rates since mid-March, mainly on the petrochemical side of the Normandy platform and on one of two refining trains at the Antwerp platform.

In line with announcements on the shareholder return policy, the Group will buy back dividend scrip shares issued this year to eliminate any dilution. In addition, the Group will continue to buy back up to $5 billion of shares over the period 2018-20 so that shareholders benefit from the free cash flow. The dividend will be increased by 10% over the next three years to reach 2.72 euros per share in 2020.

•    •    •

To listen to the presentation by Chairman and CEO Patrick Pouyanné and CFO Patrick de La Chevardière today at 13:15 (London time) please log on to total.com or call +44 (0) 330 336 9105 in Europe or +1 323 794 2423 in the United States (code: 9753541). For a replay, please consult the website or call +44 (0) 207 660 0134 in Europe or +1 719 457 0820 in the United States (code: 9753541).

* * * * *

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Operating information by segment

>	Exploration & Production

Combined liquids and gas production by region (kboe/d)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Europe and Central Asia	886	764	806	+10%
Africa	673	659	635	+6%
Middle East and North Africa	639	595	534	+20%
Americas	371	356	334	+11%
Asia-Pacific	134	239	259	-48%

Total production	2,703	2,613	2,569	+5%

includes equity affiliates	724	656	645	+12%

Liquids production by region (kb/d)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Europe and Central Asia	299	265	271	+10%
Africa	503	501	485	+4%
Middle East and North Africa	501	457	392	+28%
Americas	165	137	126	+31%
Asia-Pacific	13	29	29	-56%

Total production	1,481	1,389	1,303	+14%

includes equity affiliates	304	311	264	+15%

Gas production by region (Mcf/d)	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Europe and Central Asia	3,157	2,657	2,891	+9%
Africa	857	980	713	+20%
Middle East and North Africa	761	759	787	-3%
Americas	1,158	1,225	1,171	-1%
Asia-Pacific	731	1,211	1,332	-45%

Total production	6,664	6,832	6,894	-3%

includes equity affiliates	2,257	2,022	2,015	+12%

Liquefied natural gas	1Q18	4Q17	1Q17	1Q18 vs 1Q17
LNG sales* (Mt)	2.50	2.62	2.99	-16%

*	Sales, Group share, excluding trading; 2017 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2017 SEC coefficient.

>	Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)*	1Q18	4Q17*	1Q17*	1Q18 vs 1Q17
Europe**	1,902	2,000	2,135	-11%
Africa	754	639	564	+34%
Americas	760	476	576	+32%
Rest of world	680	727	757	-10%

Total consolidated sales	4,096	3,842	4,033	+2%

Includes bulk sales	570	587	616	-7%
Includes trading	1,725	1,434	1,689	+2%

*	4Q17 and 1Q17 data restated
**	Includes share of TotalErg.

Adjustment items to net income (Group share)

In millions of dollars	1Q18	4Q17	1Q17
Special items affecting net income (Group share)	(195)	(2,218)	236

Gain (loss) on asset sales	(101)	188	2,139
Restructuring charges	(21)	(5)	(5)
Impairments	(12)	(2,060)	(1,718)
Other	(61)	(341)	(180)

After-tax inventory effect : FIFO vs . replacement cost	(45)	354	55

Effect of changes in fair value	(8)	13	0

Total adjustments affecting net income	(248)	(1,851)	291

Investments - Divestments

In millions of dollars	1Q18	4Q17	1Q17	1Q18 vs 1Q17
Organic investments	2,620	4,442	2,944	-11%
capitalized exploration	111	181	111	—
increase in non-current loans	171	207	158	+8%
repayment of non-current loans	(416)	(348)	(187)	+122%

Acquisitions	3,688	313	547	x6.7

Asset sales	2,169	1,119	2,711	-20%

Other transactions with non-controlling interests	—	(2)	—	n.s.

Net investments	4,139	3,638	780	x5.3

Gearing ratios

In millions of dollars	03/31/2018	12/31/2017	03/31/2017
Current borrowings	14,909	11,096	13,582
Net current financial assets	(1,920)	(3,148)	(3,694)
Net financial assets classified as held for sale	—	—	(2)
Non-current financial debt	40,257	41,340	42,017
Hedging instruments of non-current debt	(1,154)	(679)	(877)
Cash and cash equivalents	(30,092)	(33,185)	(27,526)

Net debt (a)	22,000	15,424	23,500

Shareholders’ equity - Group share	121,187	111,556	103,831
Non-controlling interests	2,499	2,481	2,823

Shareholders’ equity (b)	123,686	114,037	106,654

Net-debt-to-equity ratio = a / b	17.8%	13.5%	22.0%
Net-debt-to-capital ratio = a / (a + b)	15.1%	11.9%	18.1%

Return on average capital employed

>	Twelve months ended March 31, 2018

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	6,786	539	3,487	1,742	12,428
Capital employed at 3/31/2017*	106,937	5,036	11,130	6,331	128,810
Capital employed at 3/31/2018*	119,035	5,237	13,428	7,409	143,957

ROACE	6.0%	10.5%	28.4%	25.4%	9.1%

>	Full-year 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	5,985	485	3,790	1,676	11,958
Capital employed at 12/31/2016*	107,617	4,976	11,618	5,884	127,423
Capital employed at 12/31/2017*	107,921	4,692	11,045	6,929	127,727

ROACE	5.6%	10.0%	33.4%	26.2%	9.4%

>	Twelve months ended March 31, 2017

In millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Group
Adjusted net operating income	4,213	427	4,088	1,571	10,245
Capital employed at 3/31/2016*	104,826	4,669	12,555	5,836	127,754
Capital employed at 3/31/2017*	106,937	5,036	11,130	6,331	128,810

ROACE	4.0%	8.8%	34.5%	25.8%	8.0%

*	At replacement cost (excluding after-tax inventory effect).

This press release presents the results for the first quarter 2018 from the consolidated financial statements of TOTAL S.A. as of March 31, 2018 (unaudited). The audit procedures by the Statutory Auditors are underway. This document does not constitute the Annual Financial Report (Rapport Financier Annuel) within the meaning of article L. 451-1-2 of the French monetary and financial Code (Code monétaire et financier).

This document may contain forward-looking information on the Group (including objectives and trends), as well as forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL. These data do not represent forecasts within the meaning of European Regulation No. 809/2004.

Such forward-looking information and statements included in this document are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future, and are subject to a number of risk factors that could lead to a significant difference between actual results and those anticipated, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Further information on factors, risks and uncertainties that could affect the Company’s financial results or the Group’s activities is provided in the most recent Registration Document, the French language version of which is filed by the Company with the French Autorité des Marchés Financiers and annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL. Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods. These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented herein represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.